As filed with the Securities and Exchange Commission on March 28, 2007
                                                       Registration No.
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------

                                    FORM F-6
                          REGISTRATION STATEMENT UNDER
          THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                               BANCO BRADESCO S.A.
   (Exact name of issuer of deposited securities as specified in its charter)

                     --------------------------------------

                                  BANK BRADESCO
                   (Translation of issuer's name into English)

                     --------------------------------------

                          Federative Republic of Brazil
            (Jurisdiction of incorporation or organization of issuer)

                     --------------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                     --------------------------------------

                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 816-6690
       (Address, including zip code, and telephone number, including area code, of Depositary's principal executive offices)

                     --------------------------------------

                               Banco Bradesco S.A.
                          126 E 56th Street (9th floor)
                            New York, New York 10022
                        Attn: Mr. Paulo Faustino da Costa
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                             ----------------------

                                   Copies to:
Ricardo Anzaldua-Montoya, Esq.                 Patricia Brigantic, Esq.
Cleary, Gottlieb, Steen & Hamilton             Citibank, N.A.
One Liberty Plaza                              388 Greenwich Street - 19th Floor
New York, New York 10006                       New York, New York 10013

                                 ---------------

It is proposed that this filing become effective under Rule 466:

                          |X| immediately upon filing.
                          |_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box |_|.

                         CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------------------
                                                                             Proposed Maximum          Proposed          Amount of
                 Title of Each Class of                     Amount to be    Aggregate Offering    Maximum Aggregate    Registration
              Securities to be Registered                    Registered       Price Per Unit*     Offering Price**         Fee
-----------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each representing one (1)
Non-Voting Preferred Shares, without par value, of
Banco Bradesco S.A.                                         500,000,000            $5.00            $25,000,000         $767.50
-----------------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such receipts evidencing such American Depositary Shares.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                                  Location in Form of American
                                                                                  Depositary Receipt ("Receipt")
Item Number and Caption                                                           Filed Herewith as Prospectus
-----------------------                                                           ----------------------------
1.   Name of depositary and address of its                                        Face of Receipt -  Introductory Paragraph and
     principal executive office                                                   last sentence of Face

2.   Title of American Depositary Receipts and                                    Face of Receipt - top center and Introductory
     identity of deposited securities                                             Paragraph

     Terms of Deposit:

     (i)    The amount of deposited securities                                    Face of Receipt - upper right corner and
            represented by one American Depositary                                Introductory Paragraph
            Share

     (ii)   The procedure for voting, if any, the                                 Reverse of Receipt - Paragraphs 15 and 16
            deposited securities

     (iii)  The collection and distribution of dividends                          Reverse of Receipt - Paragraph 14

     (iv)   The transmission of notices, reports and                              Reverse of Receipt - Paragraphs 13 and 15
            proxy soliciting material

     (v)    The sale or exercise of rights                                        Reverse of Receipt - Paragraphs 14 and 15

     (vi)   The deposit or sale of securities resulting                           Face of Receipt - Paragraphs 3 and 7
            from  dividends, splits or plans of                                   Reverse of Receipt - Paragraphs 14 and 17
            reorganization

     (vii)  Amendment, extension or termination of the                            Reverse of Receipt - Paragraphs 21 and 22 (no
            deposit agreement                                                     provision for extensions)

     (viii) Rights of holders of Receipts to inspect                              Reverse of Receipt - Paragraph 13
            the transfer books of the depositary
            and the list of holders of Receipts

     (ix)   Restrictions upon the right to deposit or                             Face of Receipt - Paragraphs 2, 3, 4, 6, 7, 9
            withdraw the underlying securities                                    and 10

     (x)    Limitation upon the liability of the                                  Face of Receipt - Paragraph 7
            depositary                                                            Reverse of Receipt - Paragraphs 18 and 19

3.     Fees and charges which may be imposed                                      Face of Receipt - Paragraph 10
       directly or indirectly on holders of Receipts

Item 2.  AVAILABLE INFORMATION                                                    Reverse of Receipt - Paragraph 13

      Banco Bradesco S.A. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports and other information can be retrieved from the Commission's website at www.sec.gov and copied at public reference facilities maintained by the Commission located at 100 F. Street, NE, Washington, D.C. 20549.

                                   PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Amendment No. 1 to Amended and Restated Deposit Agreement filed as Exhibit (a) to this to Registration Statement on Form F-6 and incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

            (a) Amendment No. 1 to Amended and Restated Deposit Agreement, dated as of March 19, 2004, by and among BANCO BRADESCO S.A. (the "Bank"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipts to be issued thereunder. - Filed herewith as Exhibit (a).

            (a)(ii) Amended and Restated Deposit Agreement, dated as of November 21, 2001 (the "Amended and Restated Deposit Agreement"), by and among the Bank, the Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipts to be issued thereunder.*

            (b) Any other agreement, to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. - None.

            (c) Every material contract relating to the deposited securities between the Depositary and the Company in effect within the last three years. - None.

            (d) Opinion of Patricia Brigantic, counsel to the Depositary, as to the legality of the securities to be registered. -- Filed herewith as Exhibit
(d).

            (e) Rule 466 Certification. - Filed herewith as Exhibit (e).

            (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company- Set forth on the signatures pages hereto.

Item 4. UNDERTAKINGS

a) The Depositary hereby undertakes to make available at the principal agency office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

----------
* Previously filed and incorporated by reference to the Registration Statement on Form F-6, No. 333-13950.

b) The Depositary hereby undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., on behalf of the legal entity created by the Amended and Restated Deposit Agreement, dated as of November 21, 2001, as amended by Amendment No. 1, dated as of March 19, 2004 (the "Deposit Agreement"), by and among BANCO BRADESCO S.A., Citibank, N.A., as depositary, and the Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 28th day of March, 2007.

                                    Legal entity created by the Deposit
                                    Agreement for the issuance of American
                                    Depositary Shares evidenced American
                                    Depositary Receipts issued thereunder, each representing one (1) non-voting preferred share, without par value, of BANCO BRADESCO S.A.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Teresa Loureiro-Stein
                                        ----------------------------------------
                                    Name:  Teresa Loureiro-Stein
                                    Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, BANCO BRADESCO S.A., certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Osasco, State of Sao Paulo, Brazil, on the 28th day of March, 2007.

                                    BANCO BRADESCO S.A.


                                    By: /s/ Milton Almicar Silva Vargas
                                        ----------------------------------------
                                    Name:  Milton Almicar Silva Vargas
                                    Title: Executive Vice President

                               POWERS OF ATTORNEY

      NOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Paulo Faustino da Costa, addressed at 126 E 56th Street, 9th Floor, New York, New York 10022, to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign the Amendment No. 1 to the Amended and Restated Deposit Agreement (each as defined in this Registration Statement) and to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on the 28th day of March, 2007.

Signature                                   Title
---------                                   -----


/s/ Lazaro de Mello Brandao                 Chairman
--------------------------------------
Lazaro de Mello Brandao


/s/ Antonia Bornia                          Vice-Chairman
--------------------------------------
Antonia Bornia


/s/ Mario da Silveira Teixeira Junior       Director
--------------------------------------
Mario da Silveira Teixeira Junior


/s/ Marcio Artur Laurelli Cypriano          Director and Chief Executive Officer
--------------------------------------
Marcio Artur Laurelli Cypriano


/s/ Joao Aguliar Alvarez                    Director
--------------------------------------
Joao Aguliar Alvarez


/s/ Denise Aguiar Alvarez Valente           Director
--------------------------------------
Denise Aguiar Alvarez Valente

/s/ Milton Almicar Silva Vargas             Chief Accounting Officer and Chief
--------------------------------------      Financial Officer
Milton Almicar Silva Vargas


Authorized Representative in the U.S.


/s/ Paulo Faustino  da Costa
--------------------------------------
Paulo Faustino  da Costa

                                Index to Exhibits

                                                                   Sequentially
Exhibit                Document                                    Numbered Page
-------                --------                                    -------------

  (a)                  Amendment No. 1 to Amended and
                       Restated Deposit Agreement, dated as
                       of March 19, 2004

  (d)                  Opinion of Counsel to the Depositary

  (e)                  Certification under Rule 466